Via Facsimile and U.S. Mail
Mail Stop 6010

January 9, 2009

Rahul Singhvi, Sc.D., M.B.A.
President and Chief Executive Officer
9920 Belward Campus Drive
Rockville, Maryland 20850

Re: Novavax, Inc.
Form 10-K for the year ended December 31, 2007
Filed December 12, 2008
File No. 000-26770

Dear Mr. Singhvi:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                Sincerely,

                                Jeff Riedler
                                Assistant Director